SCHEDULE 13D

CUSIP No. 505743104	Page 1 of 17 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ladder Capital Corp

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

505743104

(CUSIP Number)

Jennifer Bellah Maguire

Gibson, Dunn & Crutcher LLP

333 South Grand Avenue

Los Angeles, California 90071-3197

(213) 229-7986

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 11, 2014

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 505743104	Page 2 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III L.P.
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 505743104	Page 3 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Ladder Holdco, LLC
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* OO (limited liability company)

SCHEDULE 13D

CUSIP No. 505743104	Page 4 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III-A L.P.
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 505743104	Page 5 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Partners Fund III-B L.P.
2.	Check the appropriate box if a member of a group* (a) ☒ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 505743104	Page 6 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI GP III L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 505743104	Page 7 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI Holdings III L.P.
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* PN

SCHEDULE 13D

CUSIP No. 505743104	Page 8 of 17 Pages

1.	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GI GP III LLC
2.	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	5.	Sole voting power 0
	6.	Shared voting power 16,905,717 shares of Common Stock
	7.	Sole dispositive power 0
	8.	Shared dispositive power 16,905,717 shares of Common Stock
9.	Aggregate amount beneficially owned by each reporting person 16,905,717 shares of Common Stock
10.	Check Box if the aggregate amount in Row (9) excludes certain shares* ☐
11.	Percent of class represented by amount in Row 9 17.1% based upon 99,139,017 shares of Common Stock outstanding as of February 11, 2014
12.	Type of reporting person* OO (limited liability company)

SCHEDULE 13D

CUSIP No. 505743104	Page 9 of 17 Pages

ITEM 1.	SECURITY AND ISSUER

This Schedule 13D relates to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Ladder Capital Corp, a Delaware corporation (the “Issuer”).

The address of the Issuer’s principal executive offices is 345 Park Avenue, 8th Floor, New York, New York 10154.

ITEM 2.	IDENTITY AND BACKGROUND

(a)	This Schedule13D is being filed by GI Partners Fund III L.P. (“GI III”), GI Ladder Holdco, LLC (“Ladder Holdco”), GI Partners Fund III-A L.P. (“GI III-A”), GI Partners Fund III-B L.P. (“GI III-B”), GI GP III L.P. (“GI GP LP”), GI Holdings III L.P. (“GI Holdings”), and GI GP III LLC (“GI GP LLC”) (collectively, the “Reporting Persons”) pursuant to their agreement to the joint filing of this Schedule 13D, filed herewith as Exhibit 7.3 (the “Joint Filing Agreement”).

Prior to the closing of the Issuer’s initial public offering (the “IPO”) of the Issuer’s Class A Common Stock, par value $0.001 per share (“A-Common”), upon the reorganization of the Issuer’s capital structure (the “Reorganization”), interests in two wholly-owned Delaware corporations holding interests in Ladder Capital Finance Holdings LLLP (“LCFH”) were exchanged by GI III-A and GI III-B, respectively, for shares of A-Common, and interests in LCFH held by Ladder Holdco, an entity wholly-owned by GI III, were exchanged for shares of the Issuer’s Class B Common Stock (“B-Common”) and limited partnership interests in LCFH (“Units,” and together with the A-Common and B-Common, the “Equity Interests”).

GI III, as the sole owner of Ladder Holdco, is the indirect beneficial owner of 13,987,509 shares of B-Common as of the date of this Schedule. Each share of B-Common held by GI III may be paired with one Unit and submitted to the Issuer for conversion into one share of A-Common, subject to the expiration of the lock-up period described in Item 4. GI III indirectly holds 13,987,509 Units as of the date of this Schedule. GI III-A is the record owner of 366,459 shares of A-Common as of the date of this Schedule. GI III- B is the record owner of 2,551,749 shares of A-Common as of the date of this Schedule. GI III’s and Ladder Holdco’s principal businesses are to pursue investments, and GI III-A and GI III-B are affiliated funds of GI III in the same business. GI GP LP is the general partner of GI III, GI III-A, and GI III-B. GI GP LP’s principal business is to act as the general partner of GI III, GI III-A, and GI III-B. GI Holdings is a limited partner of GI III, GI III-A, and GI III-B. GI Holdings’ principal business is to serve as a limited partner of GI III, GI III-A, and GI III-B. GI GP LLC is the general partner of each of GI GP LP and GI Holdings. GI GP LLC’s principal business is to act as the general partner of each of GI GP LP and GI Holdings.

SCHEDULE 13D

CUSIP No. 505743104	Page 10 of 17 Pages

Due to their relationships with GI III, Ladder Holdco, GI III-A, and GI III-B, each of GI GP LP, GI Holdings, and GI GP LLC may be deemed to have shared voting and investment power with respect to the Equity Interests. As such, GI III, Ladder Holdco, GI III-A, GI III-B, GI GP LP, GI Holdings, and GI GP LLC may be deemed to have shared beneficial ownership over such Equity Interests. Each of GI III, Ladder Holdco, GI III-A, GI III-B, GI GP LP, GI Holdings, and GI GP LLC, however, disclaims beneficial ownership of such Equity Interests as to which they are not the record owner, except to the extent of their pecuniary interest therein, if any.

The names of the persons controlling GI GP LLC are set forth on Schedule 1, which is incorporated herein by reference.

(b)	The business address of each of the Reporting Persons is 2180 Sand Hill Road, Suite 210, Menlo Park, CA 94025.

(c)	Not applicable to GI III, Ladder Holdco, GI III-A, GI III-B, GI GP LP, GI Holdings, and GI GP LLC.

The present principal occupation of each of the persons controlling GI GP LLC is set forth on Schedule 1, which is incorporated herein by reference.

(d)	None of the Reporting Persons has been convicted in a criminal proceeding during the last five years.

(e)	None of the Reporting Persons has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f)	Each of the Reporting Persons is organized under the laws of Delaware. Each of the persons controlling GI GP LLC, other than Phil Kaziewicz, is a United States citizen. Phil Kaziewicz is a citizen of the United Kingdom.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Immediately prior to the closing of the IPO of its A-Common, the Issuer effectuated the Reorganization, in which interests held by the Reporting Persons were exchanged for shares of the Issuer’s A-Common, B-Common, and Units of LCFH. The interests indirectly held by GI III, GI III-A, and GI III-B prior to the Reorganization had been acquired using working capital.

ITEM 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired, and presently hold, the Equity Interests for investment purposes. The Reporting Persons intend to participate in the management of the Issuer through

SCHEDULE 13D

CUSIP No. 505743104	Page 11 of 17 Pages

their representation on the Issuer’s board of directors. For further information, see Items 2 and 6 hereof.

Pursuant to a registration rights agreement entered into by the Issuer and Ladder Holdco on September 22, 2008, as amended and restated concurrently with the closing of the IPO (as amended, the “Amended Registration Rights Agreement”), Ladder Holdco holds certain registration rights with respect to securities of the Issuer, as discussed in the following paragraph. For further information, see Item 6 hereof, and the Amended Registration Rights Agreement filed herewith as Exhibit 7.2.

Ladder Holdco, GI III-A, and GI III-B (collectively, the “Investors”) have agreed, pursuant to a lock-up agreement with the underwriters to the IPO (the “Lock-up Agreement”), that they will not, directly or indirectly, offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale, or otherwise dispose of any shares of A-Common, or any options or warrants to purchase any shares of A-Common, or any securities convertible into, exchangeable for or that represent the right to receive shares of A-Common, including any Units, or any such substantially similar securities. For further information, see Item 6 hereof.

Except as disclosed in this Item 4, none of the Investors, nor any of the other Reporting Persons, has any current plans or proposals which relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Persons, however, will take such actions with respect to the Reporting Persons’ investments in the Issuer as deemed appropriate in light of existing circumstances from time to time and reserve the right to acquire or dispose of securities of the Issuer, to enter into hedging relationships with respect to such securities, or to formulate other purposes, plans or proposals in the future depending on market conditions and/or other factors.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

Reporting Persons	Number of Shares With Sole Voting and Dispositive Power	Number of Shares With Shared Voting and Dispositive Power	Aggregate Number of Shares Beneficially Owned	Percentage of Class Beneficially Owned

GI III	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

Ladder Holdco	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

GI III-A	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

GI III-B	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

SCHEDULE 13D

CUSIP No. 505743104	Page 12 of 17 Pages

GI GP LP	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

GI Holdings	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

GI GP LLC	0	16,905,717 (as converted)	16,905,717 (as converted)	17.1%

(c)	Other than the shares reported herein, none of the Reporting Persons has effected any transactions involving the A-Common in the 60 days prior to filing this Schedule 13D.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Immediately prior to the closing of the IPO, the Issuer effectuated the Reorganization (as described more fully in Item 3), resulting in, among other things, GI III-A and GI III-B owning shares of the Issuer’s A-Common, and Ladder Holdco owning shares of the Issuer’s B-Common and Units in LCFH. In connection with these transactions, the Investors and certain other shareholders of the Issuer entered into the Amended Registration Rights Agreement and the Lock-up Agreement.

Pursuant to the Amended and Restated Limited Liability Limited Partnership Agreement of LCFH (the “LLLP Agreement”), entered into in connection with the closing of the IPO, beginning August 5, 2014, holders of Units and B-Common may, from time to time, exchange Units paired with an equal number of shares of B-Common for shares of A-Common on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends, and reclassifications. This exchange right has no expiration date. For further information, see the LLLP Agreement filed herewith as Exhibit 7.1.

Pursuant to the Amended Registration Rights Agreement, the Investors hold “demand” registration rights exercisable commencing six months after the closing of the IPO, whereby the Investors may require the Issuer to use its best efforts to register their shares of A-Common for resale under the Act. Pursuant to the Amended Registration Rights Agreement, the Investors hold piggy-back registration rights giving the Investors the right to include their shares of A-Common in a registration statement of the Issuer in any subsequent public offerings. Additionally, the Issuer is required to bear the registration expenses, other than underwriting discounts and commissions, associated with any such registration of shares. In connection with any registration of the Issuer’s securities and upon the request of the Issuer and the underwriters managing any underwritten offering of the Issuer’s securities, the Investors agreed in the Amended Registration Rights Agreement not to sell, transfer, make any short sale of, grant any option for the purchase of, or enter into any hedging or similar transaction with the same economic effect as a sale of any equity securities of the Issuer, or any securities convertible into

SCHEDULE 13D

CUSIP No. 505743104	Page 13 of 17 Pages

or exchangeable or exercisable for any such equity securities for up to three months beginning on the effective date of the final prospectus without the prior written consent of the Issuer or such underwriters. For further information, see the Amended Registration Rights Agreement filed herewith as Exhibit 7.2.

Each Investor has agreed, pursuant to the Lock-up Agreement, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of any shares of A-Common, or any options or warrants to purchase any shares of A-Common, or any securities convertible into, exchangeable for or that represent the right to receive shares of A-Common, including any Units, or any such substantially similar securities for a period of six months beginning on the effective date of the final prospectus filed in connection with the IPO. The Lock-up Agreement also prohibits each Investor from entering into swap or other arrangements that transfer any of the economic consequences associated with ownership of A-Common, and from making any demand for, or exercising any right with respect to, the registration of shares of A-Common. The Lock-up Agreement requires the prior written consent of certain underwriters to take any of the above described actions.

The foregoing summaries do not purport to be complete and are qualified in their entirety by reference to the Amended Registration Rights Agreement filed herewith as Exhibit 7.2, and incorporated herein by reference.

Other than the matters disclosed above in response to Items 4 and 5 and this Item 6, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

7.1	Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration on Form S-1 for Ladder Capital Corp, filed on January 15, 2014.

7.2	Amended and Restated Registration Rights Agreement, dated as of February 11, 2014, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration on Form S-1 for Ladder Capital Corp, filed on January 13, 2014.

7.3	Joint Filing Agreement, dated as of February 21, 2014.

7.4	Identification of Members of the Group, dated as of February 21, 2014.

7.5	Power of Attorney, February 21, 2014.

SCHEDULE 13D

CUSIP No. 505743104	Page 14 of 17 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Dated as of February 21, 2014.

GI Partners Fund III L.P.
By: By:	GI GP III L.P., its general partner GI GP III LLC, its general partner

By:	/s/ Howard Park
Howard Park
Managing Director

GI Ladder Holdco, LLC
By:	GI Partners Fund III L.P., its sole member
By: By:	GI GP III L.P., its general partner GI GP III LLC, its general partner

By:	/s/ Howard Park
Howard Park
Managing Director

GI Partners Fund III-A L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ Howard Park
Howard Park
Managing Director

GI Partners Fund III-B L.P.
By:	GI GP III L.P., its general partner
By:	GI GP III LLC, its general partner

By:	/s/ Howard Park
Howard Park
Managing Director

GI GP III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ Howard Park
Howard Park
Managing Director

[Signatures continue on the next page]

SCHEDULE 13D

CUSIP No. 505743104	Page 15 of 17 Pages

[Signatures continued from the previous page]

GI Holdings III L.P.
By:	GI GP III LLC, its general partner

By:	/s/ Howard Park
Howard Park
Managing Director

GI GP III LLC

By:	/s/ Howard Park
Howard Park
Managing Director

SCHEDULE 13D

CUSIP No. 505743104	Page 16 of 17 Pages

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

7.1	Amended and Restated Limited Liability Limited Partnership Agreement of Ladder Capital Finance Holdings LLLP, incorporated by reference to Exhibit 3.4 to the Registration on Form S-1 for Ladder Capital Corp, filed on January 15, 2014.

7.2	Amended and Restated Registration Rights Agreement, dated as of February 11, 2014, by and among Ladder Capital Corp, Ladder Capital Finance Holdings LLLP, and each of the Ladder Investors (as therein defined), incorporated by reference to Exhibit 4.3 of the Registration on Form S-1 for Ladder Capital Corp, filed on January 13, 2014.

7.3	Joint Filing Agreement, dated as of February 21, 2014.

7.4	Identification of Members of the Group, dated as of February 21, 2014.

7.5	Power of Attorney, February 21, 2014.

SCHEDULE 13D

CUSIP No. 505743104	Page 17 of 17 Pages

SCHEDULE 1

GI GP LLC Controlling Persons

Name	Position with GI GP LLC
Alfred Foglio	Managing Director
Howard Park	Managing Director
Mark Tagliaferri	Managing Director
Phil Kaziewicz	Managing Director
Richard A. Magnuson	Managing Director